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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Woodruff                       Douglas
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o MedSource Technologies, Inc.
     110 Cheshire Lane, Suite 100
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                                    (Street)


     Minneapolis                     Minnesota              55305
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   (City)                            (State)                (Zip)


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2.   Date of Event Requiring Statement (Month/Day/Year)

     11/6/2002
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4.   Issuer Name and Ticker or Trading Symbol

     MedSource Technologies, Inc. (MEDT)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)


           Vice President - Regulatory Affairs and Quality Assurance
           ---------------------------------------------------------
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6.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock, par value $0.01
   per share                             2,171                       D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


                                                                          (Over)
                                                                 SEC 1473 (7-96)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase
common stock             (a)        4/19/10         Common stock           20,000           (f)            D
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase
common stock             (b)        6/27/11         Common stock           10,000           $20.00
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase
common stock             (c)        11/13/11        Common stock            540             $17.00
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase
common stock             (d)        11/13/11        Common stock           20,000           $17.00
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase
common stock             (e)        8/12/12         Common stock           25,000           $11.47         75,540
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(a) Currently exercisable with respect to 10,000 shares. Vests as to 5,000 shares on April 19 of each of 2003 and 2004.
(b) Currently exercisable with respect to 2,500 shares. Vests as to 2,500 shares on June 27 of each of 2003, 2004 and 2005.
(c) Currently exercisable with respect to 135 shares. Vests as to 135 shares on November 13 of each of 2003, 2004 and 2005.
(d) Currently exercisable with respect to 5,000 shares. Vests as to 5,000 shares on November 13 of each of 2003, 2004 and 2005.
(e)  Vests as to 6,250 shares on August 12 of each of 2003, 2004, 2005 and 2006.
(f) Exercise price of $14.00 per each share underlying an option that vested on April 19, 2001, $15.40 per each share underlying an option that vested on April 19, 2002, $16.94 per each share underlying an option that vests on April 19, 2003 and $18.63 per each share underlying an option that vests on April 19, 2004.



   /s/ Douglas Woodruff                            November 15, 2002
   -------------------------------------------     ------------------
    **Signature of Reporting Person                      Date
      Douglas Woodruff


 * If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2
                                                                 SEC 1473 (7-96)